Mailstop 4561

August 20, 2007

Mr. Reuven Ben Menachem
Chief Executive Officer
Fundtech Ltd.
30 Montgomery Street, Suite 501
Jersey City, NJ 07302-3821

> **Re: Fundtech Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 000-29634**

Dear Mr. Menachem:

        We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief